Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Annual Report on Form 40-F (File No. 001-37915) of our report dated February 15, 2017, with respect to the consolidated balance sheets of Fortis Inc. (the “Company”) as at December 31, 2016 and 2015, and the consolidated statements of earnings, comprehensive income, cash flows and changes in equity for the years then ended, which report is included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2016.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-215777) and Form F-10 (File No. 333-214787) of our report dated February 15, 2017, with respect to the consolidated balance sheets of the Company as at December 31, 2016 and 2015, and the consolidated statements of earnings, comprehensive income, cash flows and changes in equity for the years then ended, which report is included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2016.

St. John’s, Canada
February 28, 2017	Chartered Professional Accountants